Exhibit 12.2

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Three Months Ended March 31, 2005	2004	2003	2002	2001	2000
	(in 000s except ratio data)
Earnings
Earnings from Continuing Operations	$1,438	$1,936	$(6,575)	$(5,397)	$(14,618)	$(35,847)
Interest Expense	1,700	698	862	1,394	7,094	26,004
Amortization Expense Debt Cost	146	40	30	39	199	1,222

Total	$3,284	$2,674	$(5,683)	$(3,964)	$(7,325)	$(8,621)

Fixed Charges and Preferred Dividends
Interest Expense	$1,700	$698	$862	$1,394	$7,094	$26,004
Preferred Dividend	$516	$2,064	$2,064	$2,067	$2,067	$2,450
Capitalized Interest Expense	—	—	—	—	—	—
Amortization Expense Debt Costs	146	40	30	39	199	1,222

Total	$2,362	$2,802	$2,956	$3,500	$9,360	$29,676

Ratio	1.39	0.95	-1.92	-1.13	-0.78	-0.29
Deficiency	$—	$(128)	$(8,639)	$(7,464)	$(16,685)	$(38,297)